# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GOOSEHEAD INSURANCE INC -A, CIK 0001726978
CUSIP: 38267D109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1500 SOLANA BLVD, BUILDING 4, SUITE 4500, WESTLAKE, Texas (TX), 76262
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-24-001967
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,281,033; shared voting power 0; sole dispositive power 1,284,185; shared dispositive power 0; aggregate amount beneficially owned 1,284,185 (5.3% of the class)

## Item 1. Issuer
Name of issuer: GOOSEHEAD INSURANCE INC -A
Address of issuer's principal executive offices: 1500 SOLANA BLVD, BUILDING 4, SUITE 4500, WESTLAKE, TX, 76262

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 101 E. Pratt Street, Baltimore, MD 21201
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1284185
Percent of class: 5.3
Sole power to vote or to direct the vote: 1281033
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1284185
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (02/14/2025)